Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

We believe that the global recovery continues on track despite market volatility and media reports of continued financial uncertainty in Europe. Underlying fundamentals in our operations continue to improve as the world economy repairs itself, and governments and corporations deleverage. This process will undoubtedly take years to unfold but in the interim, borrowing rates for investors in real assets are exceptionally low, and thereby offer investors the opportunity for excellent returns.

As a result of these low interest rates, institutional clients continue to seek exposure to real assets. Our experience has shown that investors around the world are increasing their allocations to alternative products; both as their funds under management grow, and their allocations to alternative strategies increase.

Operations

We generated $416 million of net income, $283 million of funds from operations and $711 million of total return for common shareholders during the quarter. Underlying cash flows and net asset values are increasing and we believe we are now one of the global alternative asset managers of choice for institutional clients.

The improving business climate is benefitting our operations. Our business partners, who include many of the largest international corporations, continue to make long-term commitments to our assets as they expand their businesses. For example, a global financial institution signed the largest single building lease in New York City since the economic downturn, taking 1.2 million square feet in an office tower we own in Lower Manhattan. In Australia, three resource companies, all new customers, began shipping commodities on our railway, pursuant to long-term contracts, for transport to Asia. Our strategy of owning and operating high quality assets allows us to build lasting client relations, which in turn help us to generate dependable cash flows.

Property

Global property markets continue to rebound with occupancies slowly recovering and rental rates starting to climb in most markets. Retail sales in the U.S. in our major shopping centres are above their respective peaks in 2007, after consistent sales growth since late 2009 when sales per square foot bottomed. Office rents have returned on average to 75% of peak rents; however, while the markets remain solid they are not yet robust.

During the quarter we closed a transaction to separate our secondary market malls from our iconic portfolio into a new company called Rouse Properties by underwriting a $200 million rights offering that made the transformation possible. Rouse Properties, subsequent to launch, made its first acquisition of a mall in Michigan for $66 million and we intend to utilize this company to grow in these secondary retail markets in the U.S.

1| Brookfield Asset Management Inc. – 2012 Q1 Letter to Shareholders

We purchased a loan backed by a 40% shareholding in an Australian commercial property company at a discount to face value and, following a default by the borrower, made a $400 million bid for all of the shares of the company. We hope to be successful with our offer for the company, which owns a $1 billion portfolio of real estate assets in major Australian cities.

We purchased 11 anchor stores encompassing 1.8 million square feet of space for $270 million. These will be incorporated into new anchor and in-line stores in our shopping malls. The most important store in this portfolio was the space acquired in our Ala Moana mall in Hawaii, which qualifies as one of the highest sales per square foot properties in the United States. As a result, the space was more valuable to us than anyone else and this is a situation where one plus one truly equals three.

We created a $400 million joint venture to acquire industrial properties in the U.S. and closed on one acquisition to date. We also took full control of a development site in Calgary for approximately $90 million where we intend to launch an office development, while at the same time recycling capital by selling a non-core office property in Calgary for $180 million, over double our original purchase price. We acquired our partner’s 49% interest in two malls in the U.S. for equity of approximately $100 million, and subsequent to quarter end completed the foreclosure process and now own the 3,500 room Atlantis Resort in the Bahamas.

Renewable Power

Power prices across North America remain under pressure due to under-utilization of industrial capacity and the current over-supply of natural gas from drilling shale gas deposits. While few  predicted a $2 price for natural gas, the technological breakthroughs that have made this possible are very meaningful for the long-term health of the United States as more energy is produced from natural gas and less foreign oil will have to be imported.

Longer term, we believe that natural gas will revert to higher pricing as rising consumption matches supply and exporting becomes a reality. This will come about from market dynamics as global natural gas prices are now five times greater than U.S. domestic prices, and the oil to natural gas conversion factor is currently at historic highs.

In the interim, we intend to continue to acquire renewable power assets at attractive returns, which should create even more value for us if we are right on our pricing predictions. We are also looking for other ways to benefit from the natural gas recovery in our power operations, through our infrastructure group and through further private equity investments.

During the quarter, water levels were strong and therefore overall cash flows generated were higher than last year despite lower pricing on our uncontracted capacity.

We acquired a 150 megawatt wind project in California and also acquired our partner’s interest in another wind facility, bringing our capacity in the Los Angeles area to 274 megawatts, all contracted on a long-term basis.

Brookfield Renewable Energy Partners increased its shareholder distributions by 2%, and is on target to meet all of its objectives in 2012. We sold $350 million of Brookfield Renewable Energy Partners’ units to increase the public float of this entity and to redeploy capital.

Infrastructure

2| Brookfield Asset Management Inc. – 2012 Q1 Letter to Shareholders

Global infrastructure continues to evolve, with the asset class quickly becoming a readily accepted category in institutional investor allocations. As more governments and corporations look to fund their activities with private parties owning infrastructure, we believe investment opportunities will increase. As a result, this business will continue to expand over the next 10 years and we are pleased that we are positioned to be in the forefront of this movement.

Our operations performed well with results significantly ahead of last year despite slower timber sales, as a result of a decrease in Chinese timber demand during the quarter.

We continue to integrate the acquisition of our Santiago toll road into our operations and we are progressing on time and on budget with the expansion of our rail lines in Western Australia, now 60% complete. We continue to advance discussions on numerous acquisitions, as well as the expansion of our metallurgical coal shipping facility in Northeast Australia.

We acquired a natural gas storage facility in Alberta for $82 million, which should benefit as natural gas prices recover, and closed our $450 million acquisition of an electricity distribution network in the province of Boyaća, which is north of Bogota, Colombia. We hope to use this platform in Colombia to grow our electricity distribution, transmission and generation operations.

Private Equity

Our private equity investments generated results on plan with no exceptional events occurring during the quarter.

In general our investing themes for the past few years have revolved around distressed situations, including those caused by the U.S. housing collapse and the decline in natural gas prices, which are currently at decade lows. As a result, the positive change in either or both of these sectors will have a meaningful impact on a number of businesses in our private equity portfolio.

In the U.S., our housing operations are stable with some markets starting to recover. Relative to the last five years this is very positive; but the U.S. business will not show its earnings potential until we begin the slow march back to construction of 1.25 million homes in the U.S. annually. And while we see signs of this starting today, one should not expect any exceptional changes in the short term.

We also continue to integrate the acquisition of Prudential’s global relocation and franchise brokerage business into our residential property services business. This merger has gone smoothly, as we are retaining most of the clients that came to us in the acquisition and adding customers more quickly than expected.

Brookfield Property Partners

We recently announced plans to distribute, by way of a special dividend, an interest in our commercial and income producing property operations, which will be called Brookfield Property Partners, with the stock symbol BPY. We have filed a registration statement with U.S. regulators, and subject to approval, we intend to list on the New York and Toronto stock exchanges in the second half of the year.

We are pleased with the positive initial response to BPY, which will rank among the largest listed commercial property companies. More importantly, it will own one of the premier portfolios of office, retail, multifamily, and industrial assets in the world, and will further our investing activities on a global basis. BPY will comprise substantially all of our current and future commercial property operations, including, among other things, our significant influence stakes

3| Brookfield Asset Management Inc. – 2012 Q1 Letter to Shareholders

in Brookfield Office Properties, General Growth Properties and Canary Wharf Group and our directly held commercial properties in the U.S., Europe, Australia and Brazil.

In total, BPY will be launched with interests in over 250 million square feet of commercial space. With assets under management of ±$70 billion, a proportionately consolidated balance sheet of ±$50 billion, permanent shareholder capital of ±$25 billion, and common equity under IFRS of ±$10 billion, BPY is positioned to attract a global following of investors seeking diversified exposure to commercial real estate and other income producing property assets.

For investors, BPY should deliver both growth and income, as it will have access to a wide range of capital, and the ability to complete significant mergers and acquisitions. At the same time, BPY will pay an initial annual dividend of 4% of the entity’s IFRS value, a dividend that is expected to grow by 3% to 5% annually. We will own around 90% of BPY after the distribution, and you will directly own around 10%. To ensure a proper market trading float, we intend to reduce our interest in BPY over time.

We are confident that BPY will find a strong following with investors, as the structure is similar to two successful income-oriented entities we previously introduced: namely, Brookfield Infrastructure Partners (“BIP”), launched in 2008, which has delivered an annual compound return of 18% since inception, and Brookfield Renewable Energy Partners (“BREP”), which since its predecessor’s formation in 1999 has earned shareholders an annual compound return of 15%.

BPY will target significant investments on a “value” basis similar to the manner in which we acquired major assets in the past.  Examples of this approach include the acquisition of the Olympia & York portfolio in New York in the mid 1990’s, our investment in Canary Wharf office complex in London in 2002, and the recapitalization of the General Growth retail portfolio in the U.S. in 2009.

The returns of BPY should come from a combination of stable long-term cash flows from our premier portfolios of office, retail, multifamily and industrial properties, and more “opportunistic” returns from our opportunistic fund investing, along with our development and redevelopment initiatives. These activities will be a continuation of the strategies we have used in the past, which since 1989, on $17 billion of investments in core and opportunistic strategies, have generated a compound annual return of over 15%.

With our operational and asset management expertise, and our value approach to investing, we believe that BPY should generate strong performance over the long term.

Agricultural and Timber Land Operations

We operate one of the largest and most valuable assemblies of agricultural and timber lands in the world. This encompasses approximately three million acres of land in North and South America, generating cash flow on an annual and sustainable basis. In addition, in a world where there is concern over the value of currencies, these land holdings are an appreciating real asset which should continue to act as a hedge against currency debasement.

Our North American operations encompass lands which generate stable base cash flows, but which should also increase substantially with the onset of a full housing recovery. We currently own 2.4 million acres of very high value timberlands in North America, focused on the northwest coast of the U.S. and Canada. These extremely high quality timberlands are

4| Brookfield Asset Management Inc. – 2012 Q1 Letter to Shareholders

harvested on a sustainable 40 to 80 year basis, and due to the maturity of these operations, they generate attractive margins and strong cash flows. Over the past five years, our timberlands have performed very well despite the headwinds of the U.S. housing market, which has traditionally consumed a large portion of the lumber produced. More importantly, our timber operations have the flexibility to reduce harvest levels in response to lower prices, which we have done to preserve value. So as the U.S. housing market inevitably recovers, the cash flows from these operations have the potential to grow substantially as we benefit from both higher prices and increased harvest levels.

Our South American timber operations are smaller but growing at a rapid pace, and with among the best growing conditions in the world, should generate steadily increasing cash flows over time. We currently operate approximately 240,000 acres of Brazilian timberlands which are planted with Eucalyptus and Pine, and we are expanding the business both internally and with acquisitions. A large part of this growth is due to the growing conditions in Brazil, which allow us to plant and harvest within six to eight years. Our annual cash flows currently are low in these operations because we have a number of plantations in the early stages of growth, but in the next five years our cash flows are expected to increase substantially.

Our Brazilian agriculture operations are participating in an incredible renaissance caused by one of the greatest technological advancements in agriculture, with scientists finding ways to improve soil quality and grow crops that thrive in tropical climates. These farms will assist in feeding the ever increasing population. We currently operate close to 500,000 acres of some of the most productive agricultural lands in the world, planted with grain crops such as soya and corn, sugarcane and rubber trees, as well as those used for cattle. One of the largest operations in Brazil, we are expanding these farms rapidly and have acquired close to 100,000 acres of land in Brazil since the beginning of 2011. Our agricultural businesses are located in more established areas such as São Paulo, Minas Gerais, Mato Grosso, and Mato Grosso do Sul, and more recently we have been expanding our investments in Goiás and the new frontier Cerrado or savannah regions in the States of Tocantins and Maranhão.

We believe that these agricultural lands offer extremely compelling investment characteristics. First, they are among the most productive in the world, due to a favourable climate with a mix of abundant sunshine and precipitation that extend the growing season to almost 365 days a year. Second, these lands can grow soya in vast quantities, used as a protein in most parts of the world; as well as sugarcane, a crop that can only be grown in scale in very select regions in the world. Third, relative to the prices paid for less productive agricultural land in North America, Europe or Australia, Brazilian land can be purchased at substantial discounts, in particular as we move into new regions of the country where infrastructure is less robust.

Summary

We remain committed to our objective of investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed. With interest rates still low, our chosen areas of real assets continue to offer attractive options for alternative investment portfolios.

The primary objective of the company, as always, is to generate increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

5| Brookfield Asset Management Inc. – 2012 Q1 Letter to Shareholders

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt
Chief Executive Officer
May 10, 2012

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  The words, “future,” “intend,” “grow,” “believe,” “position,” “objective,” “continue,” “enable,” “generate,” “expand,” “focus,” “commit,”  “potential,” “see,” “plan,” “seek,” “expect,” “target,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “could,” “would,” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to the following: our belief that 2012 will be a good year to invest capital and our focus on deploying the capital we manage and raising additional capital; the growth of our results as the global economy recovers; the growth rates in the developed world and their effect on our strategy; the potential for capital appreciation of real assets; the future recognition in our share price of currently unrecognized value; our ability to continue to compound our long-term returns at attractive levels; the ability of our development assets to generate cash in the future; the completion and acquisition of renewable energy projects in North America and Brazil; the future growth of Brookfield Renewable Energy Partners; the expansion of our rail lines in Western Australia; the expansion of our Australian coal terminal and our UK port operations; the construction of our electricity transmission project in Texas; the performance of our flagship private infrastructure fund; our belief that our business strategies should enable our shares to compound at a rate of between 12% and 15%; our distribution policy; our belief that reinvestment back into our four major businesses is more accretive to long-term returns than payment of substantially higher dividends; the continuation of the low level of interest rates; our belief that real assets will protect against long-term interest rate increases; the potential launch of a flagship public entity for our property group; our objective of generating increased cash flows on a per share basis and a higher intrinsic value of the company over the longer term; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including our ability to acquire and develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; our ability to attract and retain suitable management; adverse hydrology conditions; regulatory and political factors within the countries in which we operate; tenant renewal rates; availability of new tenants to fill property vacancies; default or bankruptcy of counterparties to our contracts and leases; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our form 40-F filed with the Securities and Exchange Commission as well as other documents filed by us with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

6| Brookfield Asset Management Inc. – 2012 Q1 Letter to Shareholders